04033582

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

JUN 28 2004

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

PROCESSED
JUN 29 2004
THOMSON
FINANCIAL

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *(NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)*

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *(NO FEE REQUIRED)*

For the transition period from ____________ to ____________

Commission file number 002-79734

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: U.S.B. Holding Co., Inc., 100 Dutch Hill Road, Orangeburg, New York 10962

565327_1

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Financial Statements as of and for the years ended December 31, 2003 and 2002 and Supplemental Schedule as of December 31, 2003

(And Reports of Independent Registered Public Accounting Firms)

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Table of Contents

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
U.S.B. Holding Co., Inc. Employee Stock Ownership Plan
(With 401(k) Provisions)
Orangeburg, NY

We have audited the accompanying statement of net assets available for benefits of the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

New York, New York
June 18, 2004

Report of Independent Registered Public Accounting Firm

The Trustees of
U.S.B. Holding Co., Inc. Employee Stock
Ownership Plan (With 401(k) Provisions):

We have audited the accompanying statement of net assets available for benefits of the U.S.B Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the "Plan") as of December 31, 2002, and related statement of changes in net assets available for benefits for the year then ended. These financials statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financials statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements of referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits as of December 31, 2002, and the changes therein for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose for forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 19, 2003

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003	2002
Assets:		
Cash	$ 21,215	$ 4,161
Employer contributions receivable	544,778	491,862
Dividends receivable	163,540	153,275
Investments:		
U.S.B. Holding Co., Inc. common stock	31,710,328	27,132,161
Shares of registered investment companies	4,138,741	2,861,051
Guaranteed investment contract	1,699,869	1,191,034
Interest-bearing investments	422,650	271,567
Loans to participants	502,632	384,179
Total investments	38,474,220	31,839,992
Total assets	39,203,753	32,489,290
Liabilities:		
Loan payable	163,709	293,309
Other liabilities	2,386	14,666
Total liabilities	166,095	307,975
Net assets available for benefits	$ 39,037,658	$ 32,181,315

See accompanying notes to financial statements.

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets available for benefits:		
Net appreciation in fair value of investments	$ 5,038,404	$ 3,017,846
Dividends and interest	730,256	645,422
Net investment income	5,768,660	3,663,268
Participant contributions	1,438,131	1,170,762
Employer contributions	675,882	759,766
Total contributions	2,114,013	1,930,528
Total additions to net assets available for benefits	7,882,673	5,593,796
Deductions from net assets available for benefits:		
Benefits paid to participants	(859,383)	(1,997,359)
Deemed distributions of participants' loans	(80,782)	(24,863)
Administrative and interest expenses	(86,165)	(128,877)
Total deductions from net assets available for benefits	(1,026,330)	(2,151,099)
Net increase in net assets available for benefits	6,856,343	3,442,697
Net assets available for benefits:		
Beginning of year	32,181,315	28,738,618
End of year	$ 39,037,658	$ 32,181,315

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the "Plan") is presented for general information purposes only and is not intended to be a summary plan description for participants. Participants should refer to the Plan document for more complete information.

General

The Plan is a restatement and consolidation of two predecessor plans — the U.S.B. Holding Co., Inc. Profit Sharing and Thrift Plan, and the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (collectively the "Predecessor Plans"). The Predecessor Plans became effective January 1, 1985 and were maintained separately by the sponsor, U.S.B. Holding Co., Inc. (the "Company"). Effective January 1, 1994, the Predecessor Plans' assets and liabilities were combined to form the Plan. All then-current participants in the Predecessor Plans became participants in the Plan upon formation.

On September 30, 1999, the Tappan Zee Financial, Inc. Employee Stock Ownership Plan (the "TPZ ESOP") was merged into the Plan. Tappan Zee Financial, Inc. ("TPZ"), a thrift holding company, was acquired by the Company on August 31, 1998, and each outstanding share of TPZ common stock, including shares held by the TPZ ESOP, was exchanged for Company common stock based on an exchange ratio of 1.12 shares of Company stock for each share of TPZ stock. Upon the merger of the TPZ ESOP into the Plan, all TPZ employees participating in the TPZ ESOP became fully vested in previously allocated shares. These employees also fully vest immediately in any shares allocated to them after the merger. All other terms of the Plan remain substantially the same as those in effect prior to the merger.

The Plan is a stock bonus plan or "KSOP," which contains Internal Revenue Code ("IRC") Section 401(k) features and is intended to qualify under IRC Section 401(a). The Plan is also designed to be an employee stock ownership plan (ESOP) under IRC Section 4975(e)(7).

The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's Board of Trustees and an Administrative Committee manage the operation and administration of the Plan for the exclusive benefit of participants and their beneficiaries.

Eligibility and Participation

The Plan covers all eligible employees of the Company and its wholly-owned subsidiaries, principally Union State Bank. Employees are eligible to participate in the Plan if they are age 18 or older; and eligible for employer contribution if they have 1,000 hours of service during the Plan year and are employed on the last day of the Plan year. Participants who do not have at least 1,000 hours of service during a Plan year are eligible to make salary deferrals but are generally not eligible for an allocation of Company contributions and participant forfeitures for that year.

Contributions

The Plan's 401(k) feature allows participants to make elective contributions in the form of Salary Reduction Contributions and Voluntary Participant Contributions. Salary Reduction Contributions are made on a before-tax basis and may range from 1% to 15% of a participant's compensation, subject to certain IRC limitations. The Plan was amended effective January 1, 2002 to permit "catch up" salary reduction contributions by participants age 50 or older. Voluntary after-tax Participant Contributions are permitted up to 10% of a participant's compensation (as defined), subject to certain IRC limitations. Rollover Contributions are also permitted under the Plan, under specified conditions. Employee contributions for 2003 and 2002 consisted of (1) Salary Reduction Contributions of $1,376,092 and $1,167,775, and (2) Rollover Contributions of $62,039 and $2,987, respectively.

The Company may make a 401(k) contribution in the form of Matching Contributions. Matching Contributions are determined by the Company and may equal up to 50% of the participant's Salary Reduction Contributions for the year, subject to a maximum Matching Contribution of 4% of the participant's compensation (as defined). Basic Contributions are discretionary contributions that may be authorized by the Company. No Basic Contributions have been authorized or made by the Company for 2003 and 2002. Under the Plan's ESOP feature, the Company's Board of Directors may make an employer contribution to the Plan ("Optional Contribution") that is invested primarily in the Company's common stock. For 2003 and 2002, employer contributions included (1) Matching Contributions of $540,266 and $366,307, and (2) Optional Contributions of $0 and $100,000, respectively. For 2003 and 2002, employer contributions also include $135,616 and $293,459, respectively, which represent contributions by the Company for principal and interest payments on the ESOP loan payable (see Note 5).

Contributions made by Plan participants and the Company matching contributions are invested in (1) a fund investing primarily in the Company's common stock, (2) a fixed income fund investing in interest bearing investments, (3) a guaranteed investment contract, and (4) a series of funds investing in shares of registered investment companies (mutual funds). Participants may allocate their own contributions and related employer matching contributions to the foregoing investment fund options in 5% multiples. The Plan permits periodic changes in allocation percentages and transfers between such funds. The Trustees of the Plan are authorized to establish other funds from time to time. Optional Contributions are invested primarily in Company stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Participant accounts are credited with employee salary reduction contributions, an allocation of the Company's contributions, Plan earnings, and forfeitures of terminated participants' nonvested accounts, and charged with distributions, and an allocation of investment losses and administrative expenses. Allocations of employer contributions and earnings are based on participant contributions, participant compensation, or account balances (as defined), as applicable.

Distributions

Distributions upon death, disability, retirement, or other termination of a participant's employment are payable either in a lump-sum payment, equal annual installments over a specified period, or a combination thereof. Participants must begin receiving required minimum distributions upon reaching age 70-1/2; however, such required minimum distribution may be deferred if the participant is currently employed and is not a 5% owner of the Company. For the 401(k) portion of the Plan, participants may elect to receive distributions in whole shares of Company common stock (to the extent of such investment in the participant's account), cash, or a combination of both. The Plan, as amended, requires that distributions with respect to the ESOP portion of the Plan be made in whole shares of Company common stock.

Vesting

Participants are at all times fully-vested in their account balances, except for balances attributable to Optional Contributions that vest over a seven-year period in accordance with a schedule set forth in the Plan document. Participants also have a nonforfeitable right to their entire account balance in the case of death, disability, or retirement. Upon a change in control of the Company, participants' account balances become 100% vested.

Forfeitures

Upon the termination of employment of a participant or former participant for any reason other than death, disability, or retirement, any unvested portion of a participant's account balance is forfeited (1) when the employee receives a distribution, or (2) after the employee incurs five consecutive one-year breaks in service, whichever is earlier. Forfeitures are reallocated to the accounts of the remaining Plan participants.

As of December 31, 2003 and 2002, forfeited non vested accounts totaled $46,696 and $12,605, respectively. During the years ended December 31, 2003 and 2002, forfeitures allocated to participant accounts were $12,605 and $11,375, respectively.

Administrative Expenses

Certain expenses of administering the Plan are charged to and paid out of Plan assets attributable to the Company's Optional Contribution (or, if an Optional Contribution is not made, net investment earnings or other contributions). In addition, the Company may directly pay all or any portion of such expenses, which shall not be deemed to be employer contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account. The Plan Trustees vote unallocated shares and allocated shares for which no instructions are received at their discretion.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Company's common stock is listed on the New York Stock Exchange (the "NYSE"). Accordingly, the fair value of the shares held at December 31, 2003 and 2002 was determined based on the closing market price as reported by the NYSE. Changes in the fair value of the Company's common stock are reported in the statements of changes in net assets available for benefits.

Shares of registered investment companies are reported at fair values based on quoted market prices, which represent the net asset value of shares held by the Plan at year end. The guaranteed investment contract is reported at contract value, which approximates fair value. Interest-bearing investments and loans to participants are reported at their stated amounts, which approximate fair values.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Purchases and sales of investments are recorded on a trade-date basis.

(3) Investments

U.S.B. Holding Co., Inc. Common Stock

The investment in U.S.B. Holding Co., Inc. common stock is the only Plan investment that exceeded 5% of net assets available for benefits at December 31, 2003 and 2002. The following is a summary of information concerning the Plan's investment in the Company's common stock, which is adjusted for a 5% stock dividend distributed September 26, 2003:

	Number of Shares	Cost Basis	Fair Value
December 31, 2003:			
Allocated shares	1,616,521	$ 5,224,890	$ 31,344,322
Unallocated shares (note 5)	18,876	126,658	366,006
Total	**1,635,397**	**$ 5,351,548**	**$ 31,710,328**
December 31, 2002:			
Allocated shares	1,574,294	$ 4,530,444	$ 26,540,588
Unallocated shares (note 5)	35,093	258,686	591,573
Total	**1,609,387**	**$ 4,789,130**	**$ 27,132,161**

During the years ended December 31, 2003 and 2002, the Plan recorded dividend income on U.S.B. Holding Co., Inc. stock of $637,637 and $563,776, respectively.

Shares of Registered Investment Companies

The following is a summary of the fair value of registered investment companies shares at December 31:

	2003	2002
American Funds Washington Mutual Fund, Inc.	$1,093,969	$ 835,278
AIM Constellation Fund	850,944	602,313
American Balanced Fund Class A	654,321	458,027
Fidelity Advisor Equity Growth Fund	629,031	336,482
Munder Index 500 Fund Class A	367,577	216,501
Putnam Diversified Income Trust Class A	—	141,900
Templeton Foreign Fund Class A	250,222	141,647
PIMCO Total Return Fund Class A	152,754	82,880
PIMCO Small Cap Value Fund Class A	79,117	36,320
AIM Small Cap Growth Fund Class A	60,806	9,703
Total	**$4,138,741**	**$2,861,051**

Guaranteed Investment Contract

The Plan has an investment in a benefit responsive guaranteed investment contract issued by MetLife Insurance Company ("MetLife"), through the Plan's investment in a MetLife separate account group annuity contract (GAC # 25554). The contract is reported at contract value, with balances of $1,699,869 and $1,191,034, and crediting interest rates of 4.20% and 4.30% at December 31, 2003 and 2002, respectively. The average yield was 4.12% and 4.88% during the years ended December 31, 2003 and 2002, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

Interest-Bearing Investments

Interest-bearing investments consisted of collective trust accounts at Merrill Lynch and deposit accounts at Union State Bank with balances of $204,060 and $218,590, and $254,250 and $17,317 at December 31, 2003 and December 31, 2002, respectively.

Loans to Participants

Under the Plan, participants may borrow from their account for certain specified purposes. The maximum loan amount to any participant is limited to the lesser of (1) 50% of the participant's vested account balance, or 100% of the participant's investment account other than Company stock (whichever is less), or (2) $50,000. The minimum loan amount is $1,000. The Plan's loan policy imposes a limit on the number of loans outstanding, at any one time, to any participant to three. The interest rate charged is a fixed rate determined based on the Union State Bank prime rate plus 1% at the close of the application process. The term of a loan may not exceed five years, except that a loan for the acquisition or construction of a participant's principal residence may have an eight-year term.

Net Appreciation (Depreciation) in Fair Value of Investments

Appreciation (depreciation) of the Plan's investments consisted of the following for the years ended December 31:

	2003	2002
U.S.B. Holding Co., Inc. common stock	$ 4,187,753	$ 3,594,624
Shares of registered investment companies	850,651	(576,778)
Net Appreciation	**$ 5,038,404**	**$ 3,017,846**

The foregoing amounts include realized and unrealized gains and losses on investments purchased and sold, as well as investments held during the year.

(4) Nonparticipant-Directed Investments

Information concerning the net assets and significant components of the changes in the net assets related to the Plan's nonparticipant-directed investments is summarized as follows:

	December 31, 2003	December 31, 2002
Investment in U.S.B. Holding Co., Inc. common stock	$ 13,387,701	$ 12,186,081
Loan payable	(163,709)	(293,309)
Net Assets	**$ 13,223,992**	**$ 11,892,772**

	Year ended December 31, 2003	Year ended December 31, 2002
Changes in net assets:		
Net appreciation in fair value of investments	$ 1,239,070	$ 1,787,527
Dividends and interest	266,706	238,455
Employer contributions	135,616	393,459
Benefits paid to participants	(290,620)	(856,153)
Administrative and interest expenses	(19,552)	(128,877)
	$ 1,331,220	$ 1,434,411

(5) Loan Payable and Unallocated Shares

The TPZ ESOP borrowed approximately $1.3 million from TPZ in 1995 at an interest rate of 8% ("ESOP Loan") and used the funds to purchase shares of TPZ common stock. In connection with the merger of the TPZ ESOP into the Plan, the Plan assumed the loan obligation of the TPZ ESOP. The Company assumed the loan receivable as part of its acquisition of TPZ. Union State Bank, the Company's bank subsidiary, makes monthly contributions to the Plan sufficient to fund the debt service requirements over the term of the loan, which matures in October 2005. Remaining principal and interest payments required are $138,820 and $34,816 for the years ending December 31, 2004 and December 31, 2005, respectively.

Unallocated shares of Company common stock are held in a suspense account by the Plan trustee, and a portion of these shares is allocated to all Plan participants based on the principal amortization of the ESOP Loan at each year end. Prior to the merger of the TPZ ESOP with the Plan, shares were allocated to TPZ participants only. The number of unallocated shares was 18,876 and 35,093 at December 31, 2003 and 2002, respectively. Shares released from the suspense account are allocated to participants on the basis of their relative compensation (as defined). Participants become vested in the shares allocated to their respective accounts in the same manner as for Optional Contributions (see note 1). Shares allocated to TPZ participants prior to merger of the TPZ ESOP and the Plan became fully vested upon the acquisition of TPZ.

(6) Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated November 26, 2001 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income tax has been included in the Plan's financial statements.

(7) Plan Termination

While it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

EIN: 36-3197969
PN: 001

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Form 5500, Schedule H, Part IV, Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par value, or maturity	Cost	Current value
U.S.B. Holding Co., Inc. *	1,635,397 common shares; $0.01 par value	$ 5,351,548	$ 31,710,328
Shares of registered investment companies:			
American Funds Washington Mutual Fund, Inc.	38,011 units	839,284	1,093,969
AIM Constellation Fund	39,560 units	849,163	850,944
American Balanced Fund Class A	37,844 units	581,501	654,321
Fidelity Advisor Equity Growth Fund	14,129 units	624,964	629,031
Munder Index 500 Fund Class A	15,844 units	347,056	367,577
Templeton Foreign Fund Class A	23,517 units	206,675	250,222
PIMCO Total Return Fund Class A	14,263 units	153,433	152,754
PIMCO Small Cap Value Fund Class A	3,157 units	68,946	79,117
AIM Small Cap Growth Fund Class A	2,365 units	51,962	60,806
		3,722,984	4,138,741
Guaranteed investment contract:			
MetLife Stable Value Fund (GAC # 25554)	143,508 units	1,699,869	1,699,869
Interest-bearing investments:			
Union State Bank*	0.25% money market deposit account	218,590	218,590
Merrill Lynch	0.58% cash management account	204,060	204,060
Loans to participants*	Participant loans (maturing January 2004 to December 2011 at interest rates of 5.00% - 9.25%)	502,632	502,632
Total investments		**$ 11,699,683**	**$ 38,474,220**

* Party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Consent of Independent Registered Public Accounting Firm
99.2	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) Provisions)

Date June 25, 2004

By ______________________

Steven T. Sabatini
Administrative Committee

565327_1

EXHIBIT 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-43797 of U.S.B. Holding Co., Inc. on Form S-8 of our report dated June 18, 2004, appearing in this Annual Report on Form 11-K of the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions) for the year ended December 31, 2003.

Deloitte & Touche LLP

New York, New York
June 23, 2004

Consent of Independent Registered Public Accounting Firm

Trustees of the U.S.B. Holding Co., Inc.
Employee Stock Ownership Plan
(With 401(k) Provisions):

We consent to the incorporation by reference in the registration statement on Form S-8 of U.S.B. Holding Co., Inc. of our report dated June 19, 2003 relating to the statement of net assets available for benefits of the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the Plan's December 31, 2003 annual report on Form 11-K.

KPMG LLP

New York, New York
June 25, 2004